Exhibit 99.44

Collective Mining Reports Encouraging Channel Sampling Results from the Northern Corridor of the Plutus Porphyry Target

●	Channel sampling of limited oxidized and weathered outcrop exposures in the northern corridor of the Plutus porphyry target have returned encouraging assay results including:

o	10.25 metres @ 2.81 g/t gold,13 g/t silver and 186 ppm copper

o	23.71 metres @ 1.22 g/t gold, 16 g/t silver and 198 ppm copper

●	The Plutus northern corridor, which is part of the greater Plutus porphyry target area, measures 600 metres along strike (open) by 250 metres wide and hosts mineralized porphyry outcrops which include breccia and quartz vein stockwork.

●	The initial drill pad at the Plutus northern corridor (PPad1) is now complete and drilling is expected to commence in the coming days. Additional drill pads are being constructed throughout the entire Plutus target area in order to drill a series of holes from multiple pads.

●	Four rigs are now operating at the Guayabales project with eleven holes completed at the Apollo porphyry system which are currently in the lab for analysis. Additional assay results are expected in the near term.

Ari Sussman, Executive Chairman commented: “The sheer scale of exploration occurring at the Guayabales project is impressive and I would like to commend our team for their efforts. Plutus is clearly a distinct second porphyry center with many similarities to the Apollo porphyry system, including multiple stages of potentially overprinting styles of mineralization hosted in breccia and porphyry rocks. We are excited to begin drilling Plutus for the first time and look forward to providing updates as we receive addition analytical results.”

Toronto, Ontario, August 8, 2023 - Collective Mining Ltd. (TSXV: CNL, OTCQX: CNLMF) (“Collective” or the “Company”) is pleased to announce assay results and field observations from recent reconnaissance exploration work undertaken in the northern corridor of the Plutus porphyry target. Plutus is located between 500 metres and 1,500 metres to the east of the Apollo porphyry system and 1,500 metres to the north of the Marmato mine.

The Plutus porphyry target (“Plutus”) measures approximately 1,000 metres by 720 metres, remains open for expansion and has been outlined by a coincidental magnetic high with copper and molybdenum in soil anomalies measuring greater than 300 ppm and 20 ppm respectively. The Plutus northern corridor, which is situated within the northern portion of Plutus, measures 600 metres in strike by 250 metres in width and remains open along strike for expansion.

Details (See Figures 1-4)

Observations from surface mapping of the Plutus northern corridor identified both porphyry and related hydrothermal breccia with at least ten small outcrop exposures. The Company believes that outcrops located to the west of the Donut breccia in the western portion of the Plutus northern corridor may represent a new breccia body while the outcrops located directly east of the Donut breccia are likely related to extensions of that breccia system.

Recent surface mapping of the new breccia outcrops outlines angular clasts of porphyritic quartz diorite with a stockwork of overprinting quartz and magnetite veins hosting sulphides of pyrite and chalcopyrite as well as molybdenite (see Figure 1 for the location of the channel sampling). Breccia matrix cement is mainly iron oxides formed from weathering of sulfides. Despite the level of weathering at surface there are significant grades encountered from the continuous rock channel sampling with assay results as follows:

o	10.25 metres consisting of 2.81 g/t gold, 13 g/t silver and 0.02% copper (CH-3540)

o	23.71 metres consisting of 1.22 g/t gold, 16 g/t silver and 0.02% copper (CH-5155)

o	6.00 metres consisting of 1.06 g/t gold, 3 g/t silver and 0.02% copper (CH-1002)

o	9.70 metres consisting of 0.71 g/t gold, 7 g/t silver and 0.01% copper (CH-12078)

o	5.60 metres consisting of 0.70 g/t gold, 14 g/t silver and 0.03% copper (CH-3547)

o	7.0 metres consisting of 0.70 g/t gold, 15 g/t silver and 0.03% copper (CH-3554)

o	4.0 metres consisting of 0.54 g/t gold, 3 g/t silver and 0.02% copper (CH-8190)

o	7.60 metres consisting of 0.57 g/t gold, 32 g/t silver and 0.03% copper (CH-3553)

o	3.20 metres consisting of 0.53 g/t gold, 6 g/t silver and 0.06% copper (CH-3548)

In the eastern portion of the Plutus northern corridor, sparse outcrops highlight the presence of porphyry-related mineralization, including magnetite veins as well as pyrite, chalcopyrite and molybdenite and quartz in porphyry vein systems classified as A, B, EB, and D types. The quartz diorite porphyry host rock exhibits both potassic and sericite alteration.

Recent reconnaissance exploration work in the eastern part of the Plutus northern corridor has discovered a new outcrop of quartz diorite porphyry with a stockwork of quartz veinlets hosting iron oxides derived from weathering of sulphides. Results are pending from a continuous forty-seven metre long channel sample along exposed porphyry stockwork mineralization.

Drilling to test the Plutus northern corridor from newly constructed pad PPad1 is expected to commence in the coming days. Additional drill pads are being constructed throughout the Plutus target area ahead of additional planned drilling.

Figure 1: Continuous Channel Chip Sampling Results from Outcrops in the Plutus Northern Corridor

Figure 2: Location of the Apollo and Plutus Porphyry Centres, Highlighting the Drill Ready, Plutus Northern Corridor

Figure 3: High Grade Oxidized Angular Breccia Channel Sample

Figure 4: Plan View of the Guayabales Project Highlighting the Plutus Target Area

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver, and gold exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo target, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold Apollo porphyry system. The Company’s near-term objective is to drill the shallow portion of the porphyry system, continue to expand the overall dimensions of the system through step out and direction drilling, which remains open in most directions and drill test multiple new targets generated through grassroots exploration.

Management, insiders and close family and friends own nearly 45% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSXV under the trading symbol “CNL” and on the OTCQX under the trading symbol “CNLMF”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at SGS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) and Collective Mining (@CollectiveMini1) on Twitter.

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements about the drill programs, including timing of results, and Collective’s future and intentions. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, Collective cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and Collective assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

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